E.K. WALLACE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

		Total
Balance, December 31, 2014	$	25,018
Member's contributions		23,500
Net loss		(34,991)
Balance, December 31, 2015	$	13,527

See accompanying notes.